SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*


                               Newmark Homes Corp.
                   -------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                   -------------------------------------------
                         (Title of Class of Securities)

                                    651578106
                               ------------------
                                 (CUSIP Number)

                    Cathryn L. Porter, Chief General Counsel
                           Pacific USA Holdings Corp.
                       3200 Southwest Freeway, Suite 1220
                       Houston, Texas 77027 (713) 871-0111

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 August 10, 1999
          ------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [X]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                        COMMON STOCK CUSIP No. 651578106
--------------------------------------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON
           Pacific  USA  Holdings  Corp.
           IRS  Identification  No.  75-2255876
--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [  ]          (b)  [  ]
--------------------------------------------------------------------------------
     3     SEC  USE  ONLY
--------------------------------------------------------------------------------
     4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                     Texas
--------------------------------------------------------------------------------
               5     SOLE  VOTING  POWER
                     0
NUMBER  OF     -----------------------------------------------------------------
SHARES         6     SHARED  VOTING  POWER
BENEFICIALLY         9,200,000  shares  of  Common  Stock
OWNED  BY
EACH           -----------------------------------------------------------------
REPORTING      7     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -----------------------------------------------------------------
               8     SHARED  DISPOSITIVE  POWER
                     9,200,000  shares  of  Common  Stock
--------------------------------------------------------------------------------
     9     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
           -  9,200,000  shares  of  Common  Stock
--------------------------------------------------------------------------------
     10    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
           SHARES*[  ]
--------------------------------------------------------------------------------
     11    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                              80%
--------------------------------------------------------------------------------
     12    TYPE  OF  REPORTING  PERSON*
                         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                        COMMON STOCK CUSIP No. 651578106
--------------------------------------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

           Pacific  Electric  Wire  &  Cable  Co.,  Ltd.
           IRS  Identification  No.  --  N/A  --  Foreign  Corporation
--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [  ]               (b)  [  ]
--------------------------------------------------------------------------------
     3     SEC  USE  ONLY
--------------------------------------------------------------------------------
     4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                     Taiwan,  Republic  of  China
--------------------------------------------------------------------------------
               5     SOLE  VOTING  POWER
                     0
NUMBER  OF     -----------------------------------------------------------------
SHARES         6     SHARED  VOTING  POWER
BENEFICIALLY         9,200,000  shares  of  Common  Stock
OWNED  BY
EACH           -----------------------------------------------------------------
REPORTING      7     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -----------------------------------------------------------------
               8     SHARED  DISPOSITIVE  POWER
                     9,200,000  shares  of  Common  Stock
--------------------------------------------------------------------------------
     9     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
           -   9,200,000  shares  of  Common  Stock
--------------------------------------------------------------------------------
     10    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
           SHARES*[  ]
--------------------------------------------------------------------------------
     11    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         80%
--------------------------------------------------------------------------------
     12    TYPE  OF  REPORTING  PERSON*
                         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
                        COMMON STOCK CUSIP No. 651578106
--------------------------------------------------------------------------------
     1     NAME  OF  REPORTING  PERSON
           S.S  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

           Pacific  Realty  Group,  Inc.
           IRS  Identification  No.  75-2495235
--------------------------------------------------------------------------------
     2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*
           (a)  [  ]               (b)  [  ]
--------------------------------------------------------------------------------
     3     SEC  USE  ONLY
--------------------------------------------------------------------------------
     4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
                     Nevada
--------------------------------------------------------------------------------
               5     SOLE  VOTING  POWER
                     0
NUMBER  OF     -----------------------------------------------------------------
SHARES         6     SHARED  VOTING  POWER
BENEFICIALLY         9,200,000  shares  of  Common  Stock
OWNED  BY
EACH           -----------------------------------------------------------------
REPORTING      7     SOLE  DISPOSITIVE  POWER
PERSON  WITH         0
               -----------------------------------------------------------------
               8     SHARED  DISPOSITIVE  POWER
                     9,200,000  shares  of  Common  Stock
--------------------------------------------------------------------------------
     9     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
           -  9,200,000  shares  of  Common  Stock
--------------------------------------------------------------------------------
     10    CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
           SHARES*[  ]
--------------------------------------------------------------------------------
     11    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
                         80%
--------------------------------------------------------------------------------
     12    TYPE  OF  REPORTING  PERSON*
                         CO
--------------------------------------------------------------------------------

ITEM  1.     SECURITY  AND  ISSUER

     The name of Issuer is Newmark Homes Corp. The Issuer's principal executive offices are at 1200 Soldiers Field Drive, Sugar Land, Texas 77479. This report relates to the Issuer's common stock, $.01 par value ("Common Stock").

ITEM  2.     IDENTITY  AND  BACKGROUND

     (a) Name. The names of Reporting Person filing this report are as follows: Pacific Electric Wire & Cable Co., Ltd., a Taiwanese company ("Pacific Electric"), Pacific USA Holdings Corp., a Texas corporation ("Pacific"), and Pacific Realty Group, a Nevada corporation ("PRG"). PRG is a wholly owned subsidiary of Pacific, which is a wholly owned subsidiary of Pacific Electric.

     (b) Business Address. The address of the principal business offices for the Reporting Person are as follows: (i) Pacific Electric Wire & Cable Co., Ltd.,c/o Pacific USA Holdings Corp., 2740 West Dallas Parkway, Suite 200, Plano, Texas 75093, (ii) Pacific USA Holdings Corp., 2740 West Dallas Parkway, Suite 200, Plano, Texas 75093, and (iii) Pacific Realty Group, Inc., c/o Pacific USA Holdings Corp., 2740 West Dallas Parkway, Suite 200, Plano, Texas 75093.

     (c) Present Principal Occupation or Employment: Pacific is a diversified holding company engaged in the financial services, real estate and technology industries. Pacific Electric is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. PRG is holding company engaged in the real estate industry. The present principal occupation or employment of Pacific's, Pacific Electric's and PRG's respective executive officers and directors and the name and address of any corporation or other organizations in which such employment is conducted are as follows:

                                    Board of Directors of Pacific
                                    -----------------------------

                                                           Present Principal
Name . . . . . .  Business Address                         Occupation                   Citizenship
----------------  ---------------------------------------  ---------------------------  -------------

Tung Yu-jeh       Pacific Electric Wire & Cable Co., Ltd.  Chairman of the Board        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Tao-tsun      Pacific Electric Wire & Cable Co., Ltd.  President                    Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Hu Hung-chiu      Pacific Electric Wire & Cable Co., Ltd.  Executive Vice President     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     and Chief Financial Officer
                  Section 4                                Pacific Electric Wire &
                  Taipei , Taiwan, Republic of China       Cable Co., Ltd.

Lee Pon-yean      Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tung Ching-yun    c/o Pacific USA Holdings Corp            Vice President, Pacific      Taiwan, ROC
                  2740 North Dallas Parkway, Suite 200     Electric Wire & Cable Co.,
                  Dallas, Texas 75093                      Ltd., and Vice President
                                                           Pacific USA Holdings
                                                           Corp.

                                        5

Larry D           c/o Pacific USA Holdings Corp            Chief Executive Officer      United States
Horner            2740 North Dallas Parkway, Suite 200     PUSA Investment
                  Dallas, Texas 75093                      Company

Bill C. Bradley   c/o Pacific USA Holdings Corp            Chief Executive Officer      United States
                  2740 North Dallas Parkway, Suite 200     Pacific USA Holdings
                  Dallas, Texas 75093                      Corp.


                               Board of Directors of Pacific Electric
                               --------------------------------------


                                                           Present Principal
Name              Business Address                         Occupation                   Citizenship
----------------  ---------------------------------------  ---------------------------  -------------

Tung Yu-jeh       c/o Pacific USA Holdings Corp            Chairman of the Board        Taiwan, ROC
                  2740 North Dallas Parkway, Suite 200     Pacific Electric Wire &
                  Dallas, Texas 75093                      Cable Co., Ltd.

Lee Yu-tien       Pacific Electric Wire & Cable Co., Ltd.  Vice Board Chairman          Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Chen Shu-     Pacific Electric Wire & Cable Co., Ltd.  Executive Director           Taiwan, ROC
chuan             4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Cheng I-chou      Pacific Electric Wire & Cable Co., Ltd.  Executive Director           Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Chiao Ting-piao   Pacific Electric Wire & Cable Co., Ltd.  Executive Director           Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Tao-tsun      Pacific Electric Wire & Cable Co., Ltd.  President                    Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Hu Hung-chiu      Pacific Electric Wire & Cable Co., Ltd.  Executive Vice President     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     and Chief Financial Officer
                  Section 4                                Pacific Electric Wire &
                  Taipei, Taiwan, Republic of China        Cable Co., Ltd.

Lee Chao-chun     Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Lee Pon-yean      Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

                                        6

Liu Wei-kang      Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tung Ching-yun    c/o Pacific USA Holdings Corp            Vice President               Taiwan, ROC
                  2740 North Dallas Parkway, Suite 200     Pacific USA
                  Dallas, Texas 75093                      Holdings Corp.

Lee Ta-jen        Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Chiao Yu-chi      Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Tao-chi       Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Lee Ta-cheng      Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Cheng Chao-       Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
Chun              4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Tao-heng      Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                  4th Ft., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Yuan Pei-yu       Pacific Electric Wire & Cable Co., Ltd.  President                    Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Systems, Inc.
                  Section 4
                  Taipei, Taiwan, Republic of China

Asao Ito          c/o Pacific Electric Wire & Cable Co.,   Sumitomo Electric Ind.,      Japan
                  4th Fl, 285, Chung Hsiao East Road,      Ltd: c/o Pacific Electric
                  Section 4                                Wire & Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China        4th Fl., 285, Chung Hsiao
                                                           East Road, Section 4
                                                           Taipei, Taiwan, Republic
                                                           of China.

Kuo Chih-Wei      United Electronics Industry Co., Ltd.    President                    Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     United Electronics Industry
                  Section 4                                Co., Ltd.
                  Taipei, Taiwan, Republic of China

                                        7

Chang-Min-        Pacific Electric Wire & Cable Co., Ltd.  Chairman                     Taiwan, ROC
chiang            4th Fl., 285, Chung Hsiao East Road,     Greenbay Entertainment
                  Section 4                                Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tony Yuan         Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tung Hsiu-chun    Pacific Electric Wire & Cable Co., Ltd.  Director                     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Kao Ching-chu     Pacific Electric Wire & Cable Co., Ltd.  Supervisor                   Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Chin Yung         Pacific Electric Wire & Cable Co., Ltd.  Supervisor                   Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Tung Hsiu-shing   Pacific Electric Wire & Cable Co., Ltd.  Supervisor                   Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China


                                    Board of Directors of PRG
                                    -------------------------


                                                           Present Principal
Name              Business Address                         Occupation                   Citizenship
----------------  ---------------------------------------  ---------------------------  -------------

Tung Yu-jeh       Pacific Electric Wire & Cable Co., Ltd.  Chairman of the Board        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Tao-tsun      Pacific Electric Wire & Cable Co., Ltd.  President                    Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Hu Hung-chiu      Pacific Electric Wire & Cable Co., Ltd.  Executive Vice President     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     and Chief Financial Officer
                  Section 4                                Pacific Electric Wire &
                  Taipei, Taiwan, Republic of China        Cable Co., Ltd.

Lee Pon-yean      Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Bill C. Bradley   c/o Pacific USA Holdings Corp            Chief Executive Officer      United States
                  2740 North Dallas Parkway, Suite 200     Pacific USA Holdings
                  Dallas, Texas 75093                      Corp.

Larry D. Horner   c/o Pacific USA Holdings Corp            Chief Executive Officer      United States
                  2740 North Dallas Parkway, Suite 200     PULSA Investment Company
                  Dallas, Texas 75093

Michael K.        c/o Pacific USA Holdings Corp            Chief Financial Officer      United States
McCraw            2740 North Dallas Parkway, Suite 200     Pacific USA Holdings
                  Dallas, Texas 75093                      Corp.


                                    Executive Officers of Pacific
                                    -----------------------------


                                                           Present Principal
Name              Business Address                         Occupation                   Citizenship
----------------  ---------------------------------------  ---------------------------  -------------

Larry D. Horner   c/o Pacific USA Holdings Corp.           Chairman of the Board of     United States
                  2740 North Dallas Parkway, Suite 200     Pacific USA Holdings
                  Dallas, Texas 75093                      Corp., CEO of PUSA Invest-
                                                           ment Company

Bill C. Bradley   c/o Pacific USA Holdings Corp.           Chief Executive Officer      United States
                  2740 North Dallas Parkway, Suite 200     Pacific USA Holdings
                  Dallas, Texas 75093                      Corp.

                                        8

Michael K.        c/o Pacific USA Holdings Corp.           Chief Financial Officer      United States
McCraw            2740 North Dallas Parkway, Suite 200     Pacific USA Holdings
                  Dallas, Texas 75093                      Corp.

Cathryn L.        c/o Pacific USA Holdings Corp.           Chief General Counsel        United States
Porter            3200 Southwest Freeway                   Pacific USA Holdings
                  Suite 1220                               Corp.
                  Houston, Texas 77027

Kristie A. Lipes  c/o Pacific USA Holdings Corp.           Chief Administrative         United States
                  2740 North Dallas Parkway, Suite 200     Officer
                  Dallas, Texas 75093                      Pacific USA Holdings
                                                           Corp.

John Sloan        c/o Pacific USA Holdings Corp.           Chief Operating              United States
                  2740 North Dallas Parkway, Suite 200     Officer
                  Dallas, Texas 75093                      Pacific USA Holdings
                                                           Corp.


                               Executive Officers of Pacific Electric
                               --------------------------------------


                                                           Present Principal
Name              Business Address                         Occupation                   Citizenship
----------------  ---------------------------------------  ---------------------------  -------------

Tung Yu-jeh       Pacific Electric Wire & Cable Co., Ltd.  Chairman                     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Sun Tao-tsun      Pacific Electric Wire & Cable Co., Ltd.  President                    Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Hu Hung-chiu      Pacific Electric Wire & Cable Co., Ltd.  Executive Vice President     Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     and Chief Financial Officer
                  Section 4                                Pacific Electric Wire &
                  Taipei, Taiwan, Republic of China        Cable Co., Ltd.

Sun Tao-heng      Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Lee Pon-yean      Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Lee Ta-cheng      Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China
Cheng Chao-       Pacific Electric Wire & Cable Co., Ltd.  Vice President               Taiwan, ROC
chun              4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

                                        9

Tung Ching-yun    c/o Pacific USA Holdings Corp            Vice President               Taiwan, ROC
                  2740 North Dallas Parkway, Suite 200     Pacific Electric Wire &
                  Dallas, Texas 75093                      Cable Co., Ltd.,
                                                           Vice President
                                                           Pacific USA
                                                           Holdings Corp.


                                      Executive Officers of PRG
                                      -------------------------


                                                           Present Principal
Name              Business Address                         Occupation                   Citizenship
----------------  ---------------------------------------  ---------------------------  -------------

Tung Yu-jeh       Pacific Electric Wire & Cable Co., Ltd.  Chairman of the Board        Taiwan, ROC
                  4th Fl., 285, Chung Hsiao East Road,     Pacific Electric Wire &
                  Section 4                                Cable Co., Ltd.
                  Taipei, Taiwan, Republic of China

Bill C. Bradley   c/o Pacific USA Holdings Corp            Chief Executive Officer      United States
                  2740 North Dallas Parkway, Suite 200     Pacific USA Holdings
                  Dallas, Texas 75093                      Corp.

Michael K.        c/o Pacific USA Holdings Corp            Chief Financial Officer      United States
McCraw            2740 North Dallas Parkway, Suite 200     Pacific USA Holdings
                  Dallas, Texas 75093                      Corp.

Tommy McAden      c/o Pacific USA Holdings Corp            Chief Accounting Officer     United States
                  2740 North Dallas Parkway, Suite 200     Pacific USA Holdings
                  Dallas, Texas 75093                      Corp.


     (d) Criminal Convictions: During the last five years, neither Reporting Person nor any of the respective executive officers or directors has been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) Court or Administrative Proceedings: During the last five years, neither Reporting Person nor any of the respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     Pacific through its wholly owned subsidiary PRG initially formed the Issuer in December 1994, at which time PRG contributed to Issuer all of its interests in Newmark Homes Corporation ("Newmark"), which was originally formed in Houston, Texas, in 1983. Pacific through PRG acquired Newmark on October 1, 1993, using working capital funds. In March 1998, Pacific through a registration statement filed under the Securities Act of 1933, as amended, sold 20% of the Issuer's Common Stock to the public. As a result, Pacific through PRG retained 80% of the Issuer's Common Stock. The shares of Common Stock which are the subject of this report were never part of a reportable purchase transaction.

ITEM  4.     PURPOSE  OF  TRANSACTION.

     The Reporting Person has held its shares of the Common Stock of Issuer as ownership in a subsidiary. On August 10, 1999, the Reporting Person changed the intent of its ownership of the Issuer from holding the Common Stock as a subsidiary to looking to increase liquidity in the Common Stock. The Reporting Person has become engaged in preliminary discussions with potential purchasers of all or a portion of its ownership in the Issuer. Presently, the Reporting Person beneficially owns 80% of the issued and outstanding Common Stock of the Issuer. Any sale by the Reporting Person more likely than not will result in a change of control of the Issuer. At the present time the Reporting Person:

     (a) Does not plan to acquire any additional shares of Common Stock of the Issuer.

     (b) Does plan to sell all or a portion of its ownership in the shares of Common Stock of the Issuer in a transaction that more likely than not will result in a change in control of the Issuer.

     (c)     Does  not  plan  on  selling  any  assets  of  the  Issuer.

     (d) Does not plan on causing a change in the Issuer's present board of directors or management, but the Reporting Person does not control the actions of the any proposed purchaser. Any purchaser of the Reporting Person's controlling shares of the Issuer's Common Stock will have the ability to cause a change in the Issuer's present board of directors and management.

     (e) Does not plan to change the Issuer's current dividend policy. However, upon any sale of the Reporting Person's shares of the Issuer's Common Stock that represents a change of control of the Issuer, any purchaser will have the ability to change the Issuer's current dividend policy.

     (f) Does not plan any change in the Issuer's corporate structure or investment policy other than the previously disclosed plan to sell all or a portion of its shares of the Issuer's Common Stock. However, upon any sale of the Reporting Person's shares of the Issuer's Common Stock that represents a change of control of the Issuer, any purchaser will have the ability to change the Issuer's corporate structure or investment policy.

     (g) Does not plan to change the Issuer's charter or bylaws or impede the acquisition of control by any person. As disclosed in this report, the Reporting Person plans to sell all or a portion of its shares of the Issuer's Common Stock which more likely than not will represent a change of control of the Issuer.

     (h) Does not plan to cause a class of securities of the Issuer to cease to be quoted on an inter-dealer quotation system of a registered national securities association. However, upon any sale of the Reporting Person's shares of the Issuer's Common Stock that represents a change of control of the Issuer, any purchaser will have the ability to cause the Issuer to go private and cease to be quoted on an inter-dealer quotation system of a registered national securities association.

     (i) Does not plan to cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. However upon any sale of the Reporting Person's shares of the Issuer's Common Stock that represents a change of control of the Issuer, any purchaser may have the ability to cause the Issuer to file a termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     (a)     Amount  beneficially  owned:  9,200,000  shares*
             Percent  of  class:  80%

     (b)     Number  of  shares  to  which  the  Reporting  Person  has:

          (i)     Sole  power  to  vote  or  to  direct  the  vote:  0  shares

          (ii)    Shared power to vote or to direct the vote:  9,200,000 shares

          (iii)   Sole  power  to  dispose or to direct the disposition of:  0 shares

          (iv)    Shared  power  to  dispose  or  to direct the disposition of:
                  9,200,000  shares

     (c) The Reporting Person has not effected any transaction with regard the Issuer's Common Stock in the past 60 days.

     (d) The Reporting Person knows of no other person that has the right to receive or power to direct the receipt of dividends or proceeds from the sale of the Reporting Person's Common Stock.

*Pacific Realty Group, Inc., directly owns the 9,200,000 shares of the issuer's Common Stock. Pacific Realty Group, Inc., is a wholly owned subsidiary of Pacific USA Holdings Corp., which is a wholly owned subsidiary of Pacific Electric Wire & Cable Co., Ltd.

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ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
             RESPECT  TO  SECURITIES  OF  THE  ISSUER.

Not  applicable.


ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     Exhibit  99.1.  Joint  Filing  Agreement

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     August  19,  1999

                                   Pacific  USA  Holdings  Corp.


                                   By:  /s/  Bill  C.  Bradley
                                        ----------------------
                                             Bill  C.  Bradley,
                                             Chief  Executive  Officer


                                   Pacific  Electric  Wire  &  Cable  Co.,  Ltd.


                                   By:  /s/  Tung  Ching-yun
                                        --------------------
                                             Tung  Ching-yun,
                                             Vice  President


                                   Pacific  Realty  Group,  Inc.


                                   By:  /s/  Michael  C.  McCraw
                                        --------------------------------
                                             Michael  C.  McCraw,
                                             Chairman



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